UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

___________________________________Chinacache International Holdings Ltd.___________________________________
(Name of Issuer)

__________________________________________     Common Stock____________________________________________
(Title of Class of Securities)

_____________________________________________  16950M107______________________________________________
(CUSIP Number)

____________________________________________September 30. 2017__________________________________________
Date of Event Which Requires Filing of this Statement

Previous Schedule 13G filings reported Pioneer Global Asset Management S.p.A (“PGAM”) as the beneficial owner.  PGAM sold its interest in the Reporting Person, Pioneer Asset Management SA (“PAMSA”) - a Non-U.S. Institution, as of July 3, 2017.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Name of Reporting Person: Pioneer Asset Management SA (PAMSA)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	12,099,344
		(6) Shared Voting Power	0
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	12,099,344
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			12,099,344
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			2.7%
12) Type of Reporting Person (See Instructions)			FI

Item 1(a).                                Name of Issuer:                                  ChinaCache International Holdings Ltd.

Item 1(b).           Address of Issuer's Principal Executive Offices:

                      SECTION A, BUILDING 3
NO.7 JIUXIANQIAO NORTH ROAD
CHAOYANG DISTRICT, BEIJING, CHINA 100015

Item 2(a).                                Name of Person(s) Filing:

PAMSA

Item 2(b).                      Address of Principal Business Office:

                                PAMSA
                                4, rue Alphonse Weicker
           2721 Luxembourg
           Luxembourg

Item 2(c).                      Citizenship:

                                PAMSA is a corporation organized under the laws of Luxembourg.

Item 2(d).                      Title of Class of Securities:

                      Common Stock

Item 2(e).                                CUSIP Number:

                      16950M107

Item 3.                      If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

                      PAMSA is a non-U.S. Institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

If filing as a non-US institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type ofinstitution:

PAMSA is a corporation organized under the laws of Luxembourg.

Item 4.                                Ownership:

Shares reported on this Schedule 13G (the Shares) are owned by collective investment vehicles (Funds)advised by PAMSA.

PAMSA disclaims beneficial ownership of the Shares to the extent of its pecuniary interests therein, if any.The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is thebeneficial owner of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

(a)           Amount beneficially owned: See item 9 of the cover page.

(b)           Percent of class:  See Item 11 of the cover page.

(c)           Number of shares as to which the person has:

                                           (i)   Sole power to vote or to direct the vote:

                             See Item 5 of the cover page.

(ii)  Shared power to vote or to direct the vote:

                                                        See Item 6 of the cover page.

                                           (iii) Sole power to dispose or to direct the disposition of:

                                                   See Item 7 of the cover page.

                                           (iv)  Shared power to dispose or to direct the disposition of:

       See Item 8 of the cover page.

Item 5.                                Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to bethe beneficial owner of more than five percent of the class of securities, check here: X

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person:

           Inapplicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

                      Inapplicable.

Item 8.                                Identification and Classification of Members of the Group:

                      Inapplicable.

Item 9.                                Notice of Dissolution of the Group:

                      Inapplicable.

Item 10.                      Certification:

The Reporting Persons hereby makes the following certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 4th day of October, 2017.

                                                                Pioneer Asset Management, SA

By:           /s/ Enrico Turchi________________________________________________
By:   Enrico Turchi
Title:  Managing Director